October 10, 2014

Mr. Brian Cascio

Accounting Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	FuelCell Energy, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2013
Filed January 6, 2014
File No. 001-14204

Dear Mr. Cascio:

This correspondence is in response to your letter dated September 26, 2014, to Michael Bishop, Senior Vice-President and Chief Financial Officer of FuelCell Energy, Inc. (“FuelCell”, “FCE” or the “Company”). In that letter, you requested that FuelCell respond to your comments following a review of its 2014 Annual Report on Form 10-K filed on January 6, 2014. We will respond to the comments in the order presented.

For the Staff’s reference, we have included, in this response letter, the original Staff comment in italics which is followed by FuelCell’s response.

Form 10-K for the fiscal year ended October 31, 2013

Report of Independent Registered Public Accounting Firm, page 65

1. We note that neither Management’s Annual Report on Internal Control Over Financial Reporting presented on page 93 nor the Report of Independent Registered Public Accounting Firm identify the version of the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control – Integrated Framework that was used to perform your assessment – i.e., whether the 1992 Framework or Updated Framework issued in 2013 was used. In future filings, please include reports that identify the version of the COSO Integrated Framework you and your auditor used in the assessment. Please refer to Item 308(a)(2) of Regulation S-K and paragraphs 167(l) and (m) of PCAOB Auditing Standard No. 2.

FuelCell Response:

We acknowledge the Staff’s comment and in future filings we and our auditor will include reports that identify the version of the COSO Integrated Framework used in our assessment of internal control over financial reporting.

FuelCell Energy, Inc. phone 203 825.6000
3 Great Pasture Road fax 203 825.6100
Danbury, CT 06813-1305 www.fuelcellenergy.com

Mr. Cascio

Securities and Exchange Commission

October 10, 2014

Note 1. Nature of Business, Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page 71

2. We note the disclosure in the fourth paragraph of your revenue recognition policy that construction services revenue is recorded as part of product sales. Please describe for us in greater detail the accounting basis for presenting service revenues within product sales. Please tell us why you have not included construction service revenues from other service arrangements.

FuelCell Response:

We acknowledge the Staff’s comment and would like to clarify that construction services is referring to the engineering, procurement and construction (“EPC”) services component of the overall fuel cell project. The installation of a power plant at a customer site includes significant site preparation which is included in the EPC component and is required to be completed before integration of the fuel cell power plant. The majority of cost of this EPC scope includes procuring assets such as switch gear and ancillary equipment and building a complete power plant asset on concrete foundations with associated piping, cabling and interconnection. The Company has recently been more frequently requested by customers to perform this EPC work in conjunction with construction, installation, and integration of a fuel cell power plant rather than our customers undertaking the responsibility of this initial phase. This allows the Company to maintain control over quality and timeliness of the overall project and to alleviate this burden on customers. We only provide EPC services in instances where we are also contracted to construct, install, and integrate a fuel cell power plant. Furthermore, when EPC services are provided they are typically included as additional scope in the fuel cell power plant sales contract.

The Company believes that because the EPC services are such an integral component of the entire fuel cell project and is typically included in the same contract, that inclusion of EPC revenue in product sales is more meaningful to investors, rather than combined with service agreement and license revenues. Service agreement and license revenues substantially includes revenue recognized under separately priced extended warranty agreements (referred to in our filings as service agreements) whereby we maintain a customer’s power plant over a fixed period of time under a separate service agreement subsequent to completion of the fuel cell power plant construction contract. We will expand our disclosures in future filings to explain our rationale for inclusion of EPC revenues within the product sales financial statement caption.

Mr. Cascio

Securities and Exchange Commission

October 10, 2014

3. In this regard, please tell us how you have concluded that you are not required to report revenues for each product and service or each group of similar products and services in accordance with FASB ASC 280-10-50-40. Please tell us how you have concluded that, for example, service agreements and license revenues or product sales and construction services are considered similar.

FuelCell Response:

We acknowledge the Staff’s comment and our response to the Staff’s question #2 above discusses our explanation for inclusion of EPC and product sales within the same revenue caption as they are integral in delivering a full fuel cell turn-key project.

With regard to inclusion of separately priced extended warranty agreements (service agreements) and license and royalty revenues within the same revenue caption, the Company believes that it has followed the guidance of FASB ASC 280-10-50-40 by grouping similar services from external customers. Service agreement revenue is the result of providing operations and maintenance services on our customers’ completed fuel cell power plants and is recorded over the service period consistent with the guidance under ASC 605-20-25-1. License and royalty revenue is the result of providing a specific customer access rights to our technology and/or regional sales exclusivity whereby the license revenue is recorded over the license period and royalties are recorded upon being earned. The license agreement in place with this customer has provisions for the parties to work together in sharing know how to service fuel cell plants. The service agreement in place with this customer includes provisions whereby royalties are payable as certain service milestones occur. Thus, the Company views service and license and royalty revenue as similar revenue streams over these long-term agreements.

In determining the proper classification of license and royalty revenues, the Company also reviewed Rule 5-03 of Regulation S-X and determined that separate classification on the Consolidated Statements of Operations was not required as license and royalty revenue did not represent 10 percent of the sum of all classes of revenue identified within Rule 5-03 of Regulation S-X.

Note 2. Acquisitions, page 75

4. We see that on December 20, 2012 you acquired the remaining 69 percent ownership of Versa Power Systems, Inc. through the issuance of approximately 3.5 million shares. We also see that you accounted for the transaction as a step-acquisition and recorded an impairment charge of $3.6 million in the fourth quarter of 2012. Please describe for us in greater detail your accounting for the business combination achieved in stages as proscribed in paragraphs 25-9 and 25-10 of FASB ASC 805-10. In particular, please tell us how you remeasured and valued your previously held equity interest in the acquiree at its acquisition-date fair value. In this regard, please tell us how your current disclosure complies with the requirements of FASB ASC 805-10-50-2(g).

Mr. Cascio

Securities and Exchange Commission

October 10, 2014

FuelCell Response:

We acknowledge the Staff’s comment. The Company owned 39 percent of Versa Power Systems, Inc. (“Versa”) prior to December 20, 2012 and accounted for Versa using the equity method of accounting. Additionally, the Company had provided Versa with debt funding through several convertible notes prior to December 30, 2012. On October 5, 2012, the Company signed a non-binding term sheet with the four other owners of Versa to purchase the remaining 61 percent of Versa in exchange for shares of the Company’s common stock. As the offer price per share of Versa was significantly lower than the Company’s carrying value per share, the Company identified this as an indicator that the investment in Versa was impaired. The Company remeasured the fair value of its existing investment in Versa by multiplying the price per share offered and agreed to for the remaining shares in Versa by the total number of shares of Versa owned by the Company and (b) the carrying value of convertible debt owed by Versa to the Company. Due to the fact a third party market participant purchasing Versa would have to not only pay the owners for their shares in Versa but would also trigger the change in control provisions in the convertible notes owed to the Company, and would therefore have to either repay the loans or inject sufficient cash into Versa to repay the loans, the Company determined that the carrying value of the convertible notes should be considered in assessing the fair value of Versa from the perspective of a market participant. On December 20, 2012, prior to filing the Form 10-K for the fiscal year ended October 31, 2012, the Company finalized the acquisition of the remaining 61 percent ownership interest in Versa with terms consistent with those agreed to in the October 5, 2012 non-binding term sheet. The transaction was consummated on an arm’s-length basis by knowledgeable, unrelated parties, and therefore, the price per share negotiated and agreed to by the parties was considered fair value. In accounting for the business combination achieved in stages, the re-measured fair value of our existing investment in Versa was added to the fair value of the Company’s common shares that were provided to the other four owners of Versa in exchange for their shares in Versa in order to determine the consideration for the acquisition consistent with the guidance in ASC 805-10-25-9.

The Company has reviewed the disclosures to ensure compliance with FASB ASC 805-10-50-2(g) and notes the following:

•	The Company will include in future filings the acquisition-date fair value of the equity interest in Versa immediately prior to the acquisition date to comply with FASB ASC 805-10-50-2(g)(1).

•	The Company disclosed the amount of the impairment loss to comply with FASB ASC 805-10-50-2(g)(2) and there was a separate line item on the income statement for this impairment, however, this was not directly outlined in the footnote disclosure. We will include this information in future filings to comply with the disclosure requirements.

•	Although the Company indicated that the step-acquisition method was used, the Company did not provide further clarify as to which valuation technique was used. We will expand our disclosures in future filings to include that the market approach was used and our reasons for selecting this approach to comply with FASB ASC 805-10-50-2(g)(3).

•	The Company will include in future filings information to assess the inputs used to develop the fair value of the equity interest in Versa immediately prior to acquisition to comply with FASB ASC 805-10-50-2(g)(4).

Mr. Cascio

Securities and Exchange Commission

October 10, 2014

Note 10. Debt and Leases, page 70

5. We see that with the issuance of the $38 million Senior Unsecured Convertible Notes in June 2013, you recorded embedded derivatives with a fair value of $3.2 million upon issuance which were subsequently valued at $4.7 million at year-end. Please tell us how your fair value disclosure for these instruments complies with FASB ASC 820-10-50. In this regard, please tell us how you have applied this disclosure guidance to any other assets or liabilities recorded at fair value, if significant.

FuelCell Response:

We acknowledge the Staff’s comment. As discussed in the Company’s Form 10-Q filing for the Quarter Ended July 31, 2014, all of the outstanding principal of the $38 million Senior Unsecured Convertible Notes (the “Notes) were converted during fiscal year 2014. There was a high probability that the Notes would be converted which is confirmed with the conversions of all the Notes during the course of Fiscal Year 2014. The information to comply with FASB ASC 820-10-50 was included in Item 7a. Quantitative and Qualitative Disclosures About Market Risk on Form 10-K for the Fiscal Year Ended October 31, 2013. The disclosures will be expanded in the Debt footnote in future filings to comply with FASB ASC 820-10-50. The expanded disclosure will include the following information:

The change in control put redemption feature and the interest make-whole payments upon conversion embedded in the Senior Unsecured Convertible Notes meet the definition of derivatives that each require bifurcation from the host contract. As a result of the conversion of all the outstanding Senior Unsecured Convertible Notes, there is no remaining derivative balance at October 31, 2014. The aggregate fair value of these derivatives at October 31, 2013 was $4.7 million. The fair values were determined using a lattice-based valuation model. In determining the fair value of these bifurcated derivatives, various assumptions were used. Stock price was projected assuming a log-normal distribution. The stock volatility, the interest rate curve, the borrowing cost and credit spread are all assumed to be deterministic. The value was calculated as the difference between the value of the original note and a note with no change of control or make-whole payments upon conversion features. The inputs used to estimate the fair value of the control put redemption feature and make-whole payment embedded derivatives include several significant unobservable inputs (Level 3).

Mr. Cascio

Securities and Exchange Commission

October 10, 2014

The Company believes that it has addressed the Staff’s comments. FuelCell acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael S. Bishop
Michael S. Bishop
Sr. Vice President & CFO

cc:	Arthur A. Bottone, President & CEO, FuelCell Energy, Inc.
Peter J. Schaeffer, Partner, Patterson Belknap Webb & Tyler LLP
Richard Krantz, Partner, Robinson & Cole